EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

For the years ended December 31,	2010	2009	2008	2007	2006
Income from continuing operations	$4,641	$3,202	$7,299	$5,147	$4,238

Subtract:
Net income attributable to noncontrolling interest	(72)	(51)	(116)	(75)	(111)
Adjusted income from equity investments (a)	(60)	(88)	(84)	(28)	(52)
	4,509	3,063	7,099	5,044	4,075
Add:
Provision for taxes on income (other than
foreign oil and gas taxes)	1,099	695	2,213	1,577	1,545
Interest and debt expense	116	140	133	344	297
Portion of lease rentals representative of the interest factor	57	57	58	60	52
	1,272	892	2,404	1,981	1,894
Earnings before fixed charges	$5,781	$3,955	$9,503	$7,025	$5,969

Fixed charges:
Interest and debt expense including capitalized interest	$203	$218	$201	$403	$352
Portion of lease rentals representative of the interest factor	57	57	58	60	52
Total fixed charges	$260	$275	$259	$463	$404

Ratio of earnings to fixed charges	22.23	14.38	36.69	15.17	14.77
Note: Argentine operations have been reflected as held for sale for all periods.
(a)	Represent adjustments to arrive at distributed income of equity investees.